Exhibit 2

For Immediate Release	30 July 2015

WPP PLC (“WPP”)

WPP has acquired a majority stake in digital healthcare agency ABS Creative in Belgium

WPP announces that Wunderman Health, which brings Wunderman’s best-in-class capabilities in digital, CRM and data to the healthcare industry, has acquired a majority stake in ABS MM NV (“ABS Creative”) in Belgium.

Founded in 1999, based in Brussels and employing 24 people, ABS Creative is a digital marketing communications agency with solid expertise in medical content marketing. ABS Creative has developed strong relationships with leading healthcare companies such as Abbott, AstraZeneca, Johnson & Johnson, MSD, GSK, Novartis, Boehringer Ingelheim and Bristol-Myers Squibb.

This acquisition further strengthens Wunderman Health’s healthcare capabilities in Brussels, a key location in European health affairs.

ABS Creative, led by CEO Michael Verschueren will operate as an integrated centre of excellence within Wunderman Health.

ABS Creative’s consolidated revenues for the year ended 31 December 2014 were approximately €2.8 million, with gross assets of approximately €2.6 million as at the same date.

This acquisition continues WPP’s strategy of investing in fast growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In Belgium, WPP companies (including associates) generate revenues of around US$130 million and employ around 600 people.

Contact:

Feona McEwan, WPP London	+44 (0)20 7408 2204
Chris Wade, WPP London